






Supplemental Information

June 30, 2013

National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129
Phone: (615) 890-9100
www.nhireit.com
Email: investor_relations@nhireit.com

Table of Contents

CORPORATE

DISCLAIMER

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may", "will", "believes", anticipates", "expects", "intends", "estimates", "plans", and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the following risks, which are described in more detail under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2013:

- We depend on the operating success of our customers (facility operators) for collection of our revenues during this time of uncertain economic conditions in the U.S.;

- We are exposed to the risk that our tenants and borrowers may become subject to bankruptcy or insolvency proceedings;

- We are exposed to risks related to governmental regulations and payors, principally Medicare and Medicaid, and the effect that lower reimbursement rates will have on our tenants' and borrowers' business;

- We are exposed to the risk that the cash flows of our tenants and borrowers will be adversely affected by increased liability claims and general and professional liability insurance costs;

- We are exposed to risks related to environmental laws and the costs associated with the liability related to hazardous substances;

- We are exposed to the risk that we may not be indemnified by our lessees and borrowers against future litigation;

- We depend on the success of future acquisitions and investments;

- We depend on the ability to reinvest cash in real estate investments in a timely manner and on acceptable terms;

- We may need to incur more debt in the future, which may not be available on terms acceptable to the Company;

- We are exposed to the risk that the illiquidity of real estate investments could impede our ability to respond to adverse changes in the performance of our properties;

- We are exposed to risks associated with our investments in unconsolidated entities, including our lack of sole decision-making authority and our reliance on the financial condition of other interests;

- We depend on revenues derived mainly from fixed rate investments in real estate assets, while our debt capital used to finance those investments is primarily available at variable rates. This circumstance creates interest rate risk to the Company;

- We have covenants related to our indebtedness which impose certain operational limitations and a breach of those covenants could materially adversely affect our financial condition and results of operations;

- We are exposed to the risk that our assets may be subject to impairment charges;

- We depend on the ability to continue to qualify as a real estate investment trust;

- We have ownership limits in our charter with respect to our common stock and other classes of capital stock which may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or might otherwise be in the best interests of our stockholders;

- We are subject to certain provisions of Maryland law and our charter and bylaws that could hinder, delay or prevent a change in control transaction, even if the transaction involves a premium price for our common stock or our stockholders believe such transaction to be otherwise in their best interests.

In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

COMPANY PROFILE

ANALYST COVERAGE

Stifel Nicolaus & Company, Inc.

J.J.B. Hilliard, W.L. Lyons, LLC

JMP Securities, LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

KeyBanc Capital Markets, Inc.

Sidoti & Company, LLC

INVESTOR RELATIONS CONTACT

Roger R. Hopkins, CPA

rhopkins@nhireit.com

(615) 890-9100 ext. 108

SENIOR MANAGEMENT

J. Justin Hutchens
Chief Executive Officer and President

Roger R. Hopkins, CPA
Chief Accounting Officer

Kristin S. Gaines
Chief Credit Officer

BOARD OF DIRECTORS

W. Andrew Adams
Venture Capital Investments

Robert A. McCabe, Jr.
Pinnacle Financial Partners

James R. Jobe
Jobe, Hastings & Associates

J. Justin Hutchens
National Health Investors, Inc.

Robert T. Webb
Webb's Refreshments, Inc.

NATIONAL HEALTH INVESTORS, INC., a Maryland corporation incorporated in 1991, is a real estate investment trust ("REIT") which invests in income-producing health care properties primarily in the long-term care and senior housing industries. Our mission is to invest in health care real estate or in the operation thereof through independent third-party managers which generates current income that will be distributed to stockholders. We have pursued this mission by investing primarily in leased properties, mortgage loans, and RIDEA transactions. These investments include assisted living facilities, senior living campuses, independent living facilities, skilled nursing facilities, medical office buildings, and hospitals. We typically fund these investments through three sources of capital: (1) debt offerings, including bank lines of credit and ordinary term debt, (2) current cash flow, and (3) the sale of equity securities.

Investor Snapshot as of June 30, 2013

Exchange:	NYSE	**52 week Low/High Close:**	$50.12 $72.30	**Market Capitalization:**	$1.67 billion
Symbol:	NHI	**Dividend/Yield:**	$2.94 4.91%		
Closing Price:	$59.86	**Shares Outstanding:**	27,876,176		

Quarterly Revenue* Snapshot as of June 30, 2013



* includes Q2 *pro forma* impact of investments announced in July 2013

Table of Contents

LONG-TERM GROWTH



Value of $10,000 invested at inception on October 17, 1991; assumes dividend reinvestment

VALUE CREATION

Total Annual Return

	NHI	S&P 500	NAREIT
1 year	23.44%	20.60%	9.72%
5 years	23.47%	7.01%	7.93%
10 years	20.63%	7.29%	10.01%
15 years	12.69%	4.24%	9.03%
Since inception*	13.84%	8.94%	10.76%

*since inception of NHI in Oct. '91

S&P 500 - Standard & Poor's index of 500 large-cap common stocks

NAREIT - FTSE NAREIT US Real Estate Index Series of all publicly traded REITs

DIVIDEND HISTORY



The Board of Directors approves a regular quarterly dividend which is reflective of expected taxable income on a recurring basis. Company transactions that are infrequent and non-recurring that generate additional taxable income have been distributed to shareholders in the form of special dividends. Taxable income is determined in accordance with the Internal Revenue Code and differs from net income for financial statement purposes determined in accordance with US GAAP.

FINANCIAL

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	June 30, 2013	December 31, 2012
Assets:		
Real estate properties:		
Land	$ 65,674	$ 58,869
Buildings and improvements	795,455	636,994
Construction in progress	9,954	2,673
	871,083	698,536
Less accumulated depreciation	(172,097)	(163,146)
Real estate properties, net	698,986	535,390
Mortgage and other notes receivable, net	65,229	84,250
Investment in preferred stock, at cost	38,132	38,132
Cash and cash equivalents	36,469	9,172
Marketable securities	14,205	12,884
Straight-line rent receivable	15,065	12,370
Equity-method investment and other assets	17,537	12,172
Assets held for sale, net	1,611	1,611
Total Assets	$ 887,234	$ 705,981
Liabilities and Stockholders' Equity:		
Debt	$ 386,778	$ 203,250
Real estate purchase liabilities	5,856	4,256
Accounts payable and accrued expenses	3,894	4,301
Dividends payable	20,489	24,793
Deferred income	1,230	1,334
Total Liabilities	418,247	237,934
Commitments and Contingencies		
National Health Investors Stockholders' Equity:		
Common stock, $.01 par value; 40,000,000 shares authorized;		
27,876,176 and 27,857,217 shares issued and outstanding, respectively	279	279
Capital in excess of par value	470,639	467,843
Cumulative dividends in excess of net income	(22,695)	(18,495)
Accumulated other comprehensive income	9,982	7,555
Total National Health Investors Stockholders' Equity	458,205	457,182
Noncontrolling interest	10,782	10,865
Total Equity	468,987	468,047
Total Liabilities and Stockholders' Equity	$ 887,234	$ 705,981

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	**2013**	2012
Revenues:				
Rental income	**$ 25,012**	$ 18,921	**$ 50,062**	$ 40,217
Interest income from mortgage and other notes	**1,972**	1,847	**3,941**	3,549
Investment income and other	**1,064**	1,054	**2,116**	2,114
	28,048	21,822	**56,119**	45,880
Expenses:				
Depreciation and amortization	**4,558**	3,295	**8,973**	6,559
Interest	**1,598**	747	**2,721**	1,321
Legal	**289**	128	**566**	220
Franchise, excise and other taxes	**93**	229	**237**	354
General and administrative	**2,325**	1,593	**5,414**	4,379
Loan impairment	**—**	—	**4,037**	—
	8,863	5,992	**21,948**	12,833
Income before equity-method investee, discontinued operations and noncontrolling interest	**19,185**	15,830	**34,171**	33,047
Income from equity-method investee	**69**	—	**91**	—
Investment and other gains	**—**	30	**—**	30
Income from continuing operations	**19,254**	15,860	**34,262**	33,077
Income from discontinued operations	**844**	1,068	**1,759**	2,201
Net income	**20,098**	16,928	**36,021**	35,278
Net income attributable to noncontrolling interest	**(178)**	—	**(358)**	—
Net income attributable to common stockholders	**$ 19,920**	$ 16,928	**$ 35,663**	$ 35,278
Weighted average common shares outstanding:				
Basic	**27,876,176**	27,792,834	**27,871,120**	27,784,469
Diluted	**27,913,727**	27,820,831	**27,907,600**	27,812,027
Earnings per common share:				
Basic:				
Income from continuing operations attributable to common stockholders	**$ .68**	$ .57	**$ 1.22**	$ 1.19
Discontinued operations	**.03**	.04	**.06**	.08
Net income attributable to common stockholders	**$ .71**	$ .61	**$ 1.28**	$ 1.27
Diluted:				
Income from continuing operations attributable to common stockholders	**$ .68**	$ .57	**$ 1.21**	$ 1.19
Discontinued operations	**.03**	.04	**.06**	.08
Net income attributable to common stockholders	**$ .71**	$ .61	**$ 1.27**	$ 1.27
Regular dividends declared per common share	**$ .735**	$ .65	**$ 1.43**	$ 1.30

FUNDS FROM OPERATIONS (FFO)
(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	**2013**	2012
Net income attributable to common stockholders	**$ 19,920**	$ 16,928	**$ 35,663**	$ 35,278
Elimination of certain non-cash items in net income:				
Real estate depreciation in continuing operations	**3,985**	2,942	**7,868**	5,866
Real estate depreciation related to noncontrolling interest	**(68)**	—	**(135)**	—
Real estate depreciation in discontinued operations	**—**	101	**—**	202
Funds from operations	**$ 23,837**	$ 19,971	**$ 43,396**	$ 41,346
Gains on sales of marketable securities	**—**	(30)	**—**	(30)
Loan costs expensed due to credit facility amendment	**353**	—	**353**	—
Non-cash write-off of straight-line rent receivable	**—**	963	**—**	963
Write-offs and expenses due to early lease termination	**—**	297	**—**	297
Acquisition costs under business combination accounting[1]	**208**	95	**208**	95
Legal settlement	**—**	90	**—**	90
Loan impairment	**—**	—	**4,037**	—
Normalized FFO	**$ 24,398**	$ 21,386	**$ 47,994**	$ 42,761

[1] excludes portion attributable to noncontrolling interest

BASIC				
Weighted average common shares outstanding	**27,876,176**	27,792,834	**27,871,120**	27,784,469
FFO per common share	**$ .86**	$ .72	**$ 1.56**	$ 1.49
Normalized FFO per common share	**$ .88**	$ .77	**$ 1.72**	$ 1.54
DILUTED				
Weighted average common shares outstanding	**27,913,727**	27,820,831	**27,907,600**	27,812,027
FFO per common share	**$ .85**	$ .72	**$ 1.55**	$ 1.49
Normalized FFO per common share	**$ .87**	$ .77	**$ 1.72**	$ 1.54
Normalized FFO payout ratio:				
Dividends declared per common share	**$ .735**	$ .65	**$ 1.43**	$ 1.30
Normalized FFO per diluted common share	**$ .87**	$ .77	**$ 1.72**	$ 1.54
	84.5%	84.4%	**83.1%**	84.4%

FUNDS AVAILABLE FOR DISTRIBUTION (FAD)
(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	**2013**	2012
Net income attributable to common stockholders	**$ 19,920**	$ 16,928	**$ 35,663**	$ 35,278
Elimination of certain non-cash items in net income:				
Depreciation in continuing operations	**4,558**	3,295	**8,973**	6,559
Depreciation related to noncontrolling interest	**(87)**	—	**(175)**	—
Depreciation in discontinued operations	**—**	101	**—**	202
Straight-line lease revenue, net	**(1,413)**	(14)	**(2,695)**	(1,077)
Non-cash stock based compensation	**253**	248	**1,833**	1,679
Funds available for distribution	**$ 23,231**	$ 20,558	**$ 43,599**	$ 42,641
Gains on sales of marketable securities	**—**	(30)	**—**	(30)
Loan costs expensed due to credit facility amendment	**353**	—	**353**	—
Write-offs and expenses due to early lease termination	**—**	297	**—**	297
Acquisition costs under business combination accounting[1]	**208**	95	**208**	95
Legal settlement	**—**	90	**—**	90
Loan impairment	**—**	—	**4,037**	—
Normalized FAD	**$ 23,792**	$ 21,010	**$ 48,197**	$ 43,093

[1] excludes portion attributable to noncontrolling interest

BASIC				
Weighted average common shares outstanding	**27,876,176**	27,792,834	**27,871,120**	27,784,469
FAD per common share	**$ .83**	$ .74	**$ 1.56**	$ 1.53
Normalized FAD per common share	**$ .85**	$ .76	**$ 1.73**	$ 1.55
DILUTED				
Weighted average common shares outstanding	**27,913,727**	27,820,831	**27,907,600**	27,812,027
FAD per common share	**$ .83**	$ .74	**$ 1.56**	$ 1.53
Normalized FAD per common share	**$ .85**	$ .76	**$ 1.73**	$ 1.55
Normalized FAD payout ratio:				
Dividends declared per common share	**$ .735**	$ .65	**$ 1.43**	$ 1.30
Normalized FAD per diluted common share	**$ .85**	$ .76	**$ 1.73**	$ 1.55
	86.5%	85.5%	**82.7%**	83.9%

EBITDA RECONCILIATION AND INTEREST COVERAGE RATIO
(in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,			
		2013		2012		2013		2012
Net income	$	20,098	$	16,928	$	36,021	$	35,278
Interest expense		1,598		747		2,721		1,321
Franchise, excise and other taxes		93		229		237		354
Depreciation		4,558		3,295		8,973		6,559
EBITDA	$	26,347	$	21,199	$	47,952	$	43,512
Interest expense	$	1,598	$	747	$	2,721	$	1,321
Interest Coverage Ratio		16:1		28:1		18:1		33:1

DEBT MATURITY SCHEDULE
(in thousands)

	2013		2014		2015		2016		Thereafter
Revolving credit facility - unsecured	$	—	$	—	$	—	$	—	$ 167,000
Bank term loans - unsecured		—		—		—		—	120,000
Bank term loan - secured		19,250		—		—		—	—
Fannie Mae term loans - secured		405		1,056		77,268		—	—
TOTAL	$	19,655	$	1,056	$	77,268	$	—	$ 287,000

PORTFOLIO

PORTFOLIO SUMMARY as of June 30, 2013
(dollars in thousands)

	Properties	Beds/Units/ Sq. Ft.	YTD Revenue
Leases			
Skilled Nursing[1]	57	7,988	$ 30,662
Assisted Living	56	2,734	11,324
Senior Living Campus	5	797	3,366
Hospitals	3	181	3,549
Independent Living	3	273	619
Medical Office Buildings	2	88,517	542
Total Leases	**126**		**$ 50,062**
[1] Skilled Nursing			
NHC facilities*	32	4,624	$ 16,529
All other facilities	25	3,364	14,133
	57	7,988	$ 30,662

* On October 17, 1991, the NHC facilities were transferred to NHI at their then current book value in a non-taxable exchange.

	Properties	Beds/Units/ Sq. Ft.	YTD Revenue
Mortgages and Other Notes Receivable			
Skilled Nursing	15	1,531	$ 1,825
Assisted Living	2	190	363
Senior Living Campus	1	76	56
Hospital	1	70	597
Other Notes Receivable	—	—	1,100
Total Mortgages	**19**	**1,867**	**$ 3,941**

LEASE PORTFOLIO COVERAGE

	Trailing 12 month EBITDARM Lease Coverage[1]					
	ALF	SNF	SLC	HOSP	MOB	Total
Number of Stabilized Lease Properties[2]	26	64	5	2	2	99
Stabilized Lease Portfolio EBITDARM Coverage Ratio	1.31	3.21	1.50	3.42	6.25	2.88

[1] as of March 31, 2013

[2] excludes new construction and RIDEA assets

RIDEA ASSETS
Bickford Senior Living
(dollars in thousands)

	As of and for the three months ended:			
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012[1]
Original 10 in RIDEA Portfolio				
Properties	10	10	10	10
Average age (years)	10	10	9	9
Units	488	488	488	488
Total occupancy	85.6%	87.2%	88.7%	85.4%
Occupied units	418	426	433	417
Revenues	$ 6,131	$ 6,189	$ 6,335	$ 6,097
Operating expenses[2]	3,972	4,056	4,109	4,120
EBITDAR	$ 2,159	$ 2,133	$ 2,226	$ 1,977
All 27 in RIDEA Portfolio[3]				
Properties	27	27	27	27
Average age (years)	12	12	12	12
Units	1,238	1,238	1,238	1,238
Total occupancy[4]	84.3%	85.2%	86.5%	85.7%
Occupied units	1,044	1,055	1,071	1,061
Revenues	$ 14,641	$ 14,692	$ 14,710	$ 14,382
Operating expenses[2]	9,512	9,543	9,559	9,681
EBITDAR	$ 5,129	$ 5,149	$ 5,151	$ 4,701

[1] 3rd Quarter 2012 was utilized in underwriting but occurred prior to the RIDEA transaction

[2] includes a 5% management fee

[3] The 17 new assets did not join NHI's portfolio until June 2013. This combined presentation is for comparative information only.

[4] Includes 2 non-stabilized assets. The new portfolio of 17 properties is 90.7% occupied when excluding those assets.

GEOGRAPHIC DISTRIBUTION as of June 30, 2013

(dollars in thousands)

	SNF	ALF	SLC	ILF	HOSP	MOB	TOTAL	YTD Revenue
Texas	17	—	—	—	—	1	18	$ 10,373
Tennessee	16	3	—	2	1	—	22	9,167
Florida	10	5	2	—	—	1	18	8,570
South Carolina	4	1	—	—	—	—	5	3,374
Arizona	1	4	—	—	1	—	6	2,621
Kentucky	1	—	—	—	1	—	2	2,061
Michigan	—	4	—	—	—	—	4	1,732
Missouri	5	—	—	1	—	—	6	1,635
Minnesota	—	5	—	—	—	—	5	1,608
California	—	—	1	—	1	—	2	1,600
Kansas	—	2	—	—	—	—	2	1,406
Washington	—	—	1	—	—	—	1	1,211
Alabama	2	—	—	—	—	—	2	1,169
Virginia	7	—	—	—	—	—	7	1,096
Wisconsin	—	1	—	—	—	—	1	978
Louisiana	—	4	—	—	—	—	4	880
Idaho	1	1	1	—	—	—	3	620
Iowa	—	9	—	—	—	—	9	567
Illinois	—	6	—	—	—	—	6	438
Georgia	1	1	—	—	—	—	2	412
Oregon	—	2	1	—	—	—	3	378
Indiana	—	6	—	—	—	—	6	325
Massachusetts	4	—	—	—	—	—	4	299
Pennsylvania	—	1	—	—	—	—	1	201
New Hampshire	3	—	—	—	—	—	3	182
Nebraska	—	3	—	—	—	—	3	—
Other	—	—	—	—	—	—	—	1,100
	72	58	6	3	4	2	145	$ 54,003

Number of Facilities



- less than 2
- 2 - 4
- 5 - 9
- 10 - 14
- more than 14

YTD Revenue



- less than $250,000
- $250,000 - $1,249,999
- $1,250,000 - $2,749,999
- $2,750,000 - $5,249,999
- more than $5,249,999

LEASE RENEWAL YEARS AND MORTGAGE AND OTHER LOAN MATURITIES as of June 30, 2013

(dollars in thousands)

	2013	2014	2015	2016	2017-2020	2021-2024	Thereafter	TOTALS
Leases								
Skilled Nursing								
Annualized Revenue	306	6,444	—	5,257	416	2,478	46,423	61,324
Properties	1	6	—	5	1	3	41	57
Assisted Living								
Annualized Revenue	—	—	—	—	22,130	5,072	6,532	33,734
Properties	—	—	—	—	36	11	9	56
Senior Living Campus								
Annualized Revenue	—	—	—	2,226	—	745	3,761	6,732
Properties	—	—	—	2	—	1	2	5
Medical Office Buildings								
Annualized Revenue	419	—	—	—	664	—	—	1,083
Properties	1	—	—	—	1	—	—	2
Independent Living								
Annualized Revenue	—	—	—	—	—	—	1,238	1,238
Properties	—	—	—	—	—	—	3	3
Hospitals								
Annualized Revenue	—	—	—	—	—	2,761	4,337	7,098
Properties	—	—	—	—	—	1	2	3
Total Annualized Revenues	725	6,444	—	7,483	23,210	11,056	62,291	111,209
Mortgages and Other Loans								
Skilled Nursing								
Annualized Revenue	1,276	—	141	—	—	—	1,283	2,700
Properties	8	—	1	—	—	—	6	15
Assisted Living								
Annualized Revenue	—	327	—	—	400	—	—	727
Properties	—	1	—	—	1	—	—	2
Senior Living Campus								
Annualized Revenue	—	113	—	—	—	—	—	113
Properties	—	1	—	—	—	—	—	1
Hospitals								
Annualized Revenue	—	—	1,194	—	—	—	—	1,194
Properties	—	—	1	—	—	—	—	1
Other Loans								
Annualized Revenue	—	—	2,200	—	—	—	—	2,200
Total Annualized Revenues	1,276	440	3,535	—	400	—	1,283	6,934

DEFINITIONS

Annualized Revenue

The term *Annualized Revenue* refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

EBITDA

Earnings before interest, taxes, depreciation and amortization

Facility Types

ALF - Assisted living facility
ILF - Independent living facility
SLC - Senior Living Campus

HOSP - Hospital
MOB - Medical office building
SNF -Skilled nursing facility

Funds available for distribution - FAD

FAD represents net earnings available to common stockholders, excluding the effects of asset dispositions and straight-line rent adjustments, plus depreciation, stock based compensation and changes in the fair value of our interest rate swap agreement, if any. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FAD, caution should be exercised when comparing our Company's FAD to that of other REITs. FAD in and of itself does not represent cash generated from operating activities in accordance with GAAP (FAD does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Funds from operations - FFO

FFO is an important supplemental measure of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FFO, caution should be exercised when comparing our Company's FFO to that of other REITs. FFO in and of itself does not represent cash generated from operating activities in accordance with GAAP (FFO does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Normalized FFO & Normalized FAD

Normalized FFO and Normalized FAD exclude from FFO and FAD, respectively, certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO and FAD for the current period to similar prior periods, and may include, but are not limited to, impairment of assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, recoveries of previous write-downs, and changes in the fair value of interest rate swap agreements for those agreements that do not qualify for hedge accounting.

Investment (NBV)

The term *Investment (NBV)* refers to the net carrying value of our real estate and mortgage investments.

Total Annual Return

The term *Total Annual Return* refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA

The term RIDEA refers to the REIT Diversification and Empowerment Act of 2007. Our joint ventures are designed to be compliant with the provisions of this Act.